                                                                    EXHIBIT 99.1


                                                                      [SAP LOGO]

Press
Information

FOR IMMEDIATE RELEASE

                                    Contact:  Kevin S. McKay
                                              SAP America
                                              610-355-4060
                                                  -or-
                                              Michael Pfister
                                              SAP AG
                                              011-49-6227-74-1758
                                                  -or-
                                              James P. Prout
                                              Taylor Rafferty Associates
                                              212-889-4350


      SAP REPORTS RESULTS FOR 1998; REVENUES INCREASE 41% TO DM 8.5 BILLION
        SYSTEMATIC EXPANSION STRATEGY - NEARLY 6,500 NEW EMPLOYEES HIRED

WALLDORF, Germany - January 26, 1999 -- SAP AG (NYSE: SAP), the world's leading provider of client/server business applications, today announced that its sales for 1998 grew 41% to DM 8.47 billion ($5.05 billion*). Currency fluctuations had a negative effect on the Company's reported revenue growth figures of about 4 percentage points. While the Company continued its outstanding performance in the Americas and Europe, profit growth was strongly affected by a sales decline in Japan. Earnings per share for 1998 rose 14% to DM 10.07 ($6.00) (1997:
DM 8.87).

During 1998, SAP further strengthened its leadership position in the market for enterprise business software by executing its aggressive expansion strategy. The Company added almost 6,500 new staff worldwide, primarily in the areas of research and development, sales and implementation consultants. These longer-term investments will enable SAP to double revenues over the next three years.

SAP's sales and earnings were impacted particularly hard by a steep decline in Japanese revenues, which accelerated unexpectedly fast in the fourth quarter. The shortfall from Japan of around DM 200 million in software sales revenue directly affected SAP's profit for the quarter. SAP's sales organization in Japan has been restructured, and the Board is confident that the accuracy and quality of sales forecasts will improve substantially. The company also implemented more stringent accounting for Russian sales, which impacted profits by DM 40 million.

* US dollar equivalents are provided for reader convenience at the December 31, 1998 exchange rate of US $1 = DM 1.6770.

SOUND BASIS FOR FUTURE GROWTH

"Despite several adverse factors, 1998 was a very successful year for SAP, primarily because we were able to extend our competitive lead in our key markets," said Hasso Plattner, Co-Chairman of SAP AG. "We continue to develop innovative products, focus closely on software users' needs, successfully implement our industry-specific strategy and intensify our global direct and indirect sales efforts -- all of which create solid platforms for continued growth," Plattner continued.

Sales in the fourth quarter of 1998 rose to DM 2.59 billion, an increase of 18% against the fourth quarter of 1997. If currency rates had remained constant year-on-year, revenue growth would have been 8 percentage points higher. Pre-tax profits slipped 15% to DM 712 million. Product revenues grew 2% to DM 1.62 billion. Consulting and training revenues rose 73% to DM 713 million and 30% to DM 234 million, respectively. Revenues in the Americas sales region increased 28% to DM 1.20 billion, while sales in Europe, the Middle East and Africa (EMEA) grew 20% to DM 1.17 billion. In the Asia-Pacific region (APA) revenues fell 22% to DM 228 million.

While sales in 1998 grew 41% to DM 8.47 billion ($5.05 billion), costs increased 51% to DM 6.77 billion ($4.04 billion). The pre-tax profit therefore increased 15% to DM 1.92 billion ($1.14 billion). Provisions for the employee bonus program (STAR, Stock Appreciation Right) totaled DM 47 million. Net income for the year increased 14% to DM 1.05 billion ($626 million). An overall tax rate of 45.2% is anticipated, as against 44.5% in the previous year. Taking the increased number of shares issued into account (104.6 million as of December 31, 1998 compared with 104.3 million as of December 31, 1997), earnings per share rose 14% to DM 10.07 ($6.00).

Currency shifts in SAP's key markets adversely affected SAP's reported growth rates. Had exchange rates remained constant at 1997 levels, SAP's revenues would have increased by 4 percentage points more than the reported figure. The rate of cost growth would have been 1 percentage point higher and pre-tax profit 3 percentage points higher.

For the year, product sales rose 28% to DM 5.26 billion. Product sales figures broke out as follows: software revenue, which consists of license sales and sales of new software releases, increased 25% to DM 4.69 billion; maintenance revenues grew to DM 574 million, an increase of 67%. R/3 accounted for the largest proportion of total product revenues, growing 31% to DM 5.05 billion. Consulting revenues were up 75% to DM 2.19 billion, and training revenues increased 54% to DM 0.89 billion. Growth was strongest in the Americas sales region, where revenues increased 52% to DM 3.91 billion. In the EMEA region, sales rose 44% to DM 3.80 billion. Due to the decline in Japanese sales, revenues in the APA region decreased 5% to DM 0.77 billion.

"We are extremely excited about the opportunities that lie ahead for SAP, our new dimension product offerings combined with our EnjoySAP release will enable us to expand our footprint and become the strategic platform for companies of all sizes," said Kevin McKay, CEO, SAP America. "The focus of our entire organization and especially product development is directly aligned with the needs of our customers by their specific industry."

SALES TO DOUBLE IN THREE YEARS

In 1998, SAP continued to make significant investment in new staff in order to be positioned to leverage future growth opportunities as they arise. As of year-end 1998, the company's headcount totaled 19,308 worldwide, an increase of 50% over the level at the end of 1997. Research & Development staffing grew faster than any other area, up 68% to 4,818. This effort reflects SAP's strategy of investing in new products and product enhancements. Per capita sales based on the average number of employees for the year (17,323) decreased 6% to DM 489,000 (1997: DM 521,000).

"The nearly 6,500 new employees worldwide represent a significant investment which will help us to roughly double our sales in the next three years," emphasized Henning Kagermann, Co-Chairman of SAP AG. "Taking into account possible exchange rate fluctuations and other factors impacting global economic developments, we are anticipating sales growth of between 20% and 25% for 1999," continued Kagermann. The Board expects 1999 pre-tax profit margin to increase by up to one percentage point.

HIGHLIGHTS OF 1998

Highlights from the year include:

- On schedule development and delivery of innovative products: The first "New Dimension" products met with success with their introduction to the market. More than 300 sales of the Business Information Warehouse (BW) have been made since their August 1998 shipment date. BW is the analytical SAP software solution that supports management decision-making processes. The Advanced Planner and Optimizer (APO), a solution created in connection with the SAP initiative for Supply Chain Management, has already been sold to over 100 customers, although it has only been available since December 1998. The large-scale initiative for Customer Relationship Management (CRM) products will be further developed with the more recently initiated sales support products. This initiative comprises three products: SAP Sales and SAP Service, scheduled for shipping in the second quarter of 1999, and SAP Marketing, scheduled for the fourth quarter. More than two million people already use SAP's employee self-service applications based on Internet technology. SAP will ship its E-Commerce product SAP B2B Procurement at the end of the first quarter of 1999. B2B Procurement enables businesses to procure goods and semi-finished materials via the Internet.

- Strategic focus on users' requirements: SAP launched its EnjoySAP initiative which is designed to enhance the efficiency and productivity of new and existing users of SAP software, allowing them to have more fun with the system. The improved design of SAP products will make them easier to learn, faster to use, and more adaptable to specific operating requirements.

- The restructuring of development operations: SAP's objective of consolidating its vertical focus, begun at the end of 1997, has continued successfully with the 13 Industry Business Units (IBUs). SAP now has 17 industry solutions that are being developed and enhanced by the IBUs. A Solution Map has been designed for each industry solution, which is an innovative method of representing the functional software requirements of that industry in different levels of detail. SAP is the first software solution provider to offer such Solution Maps.

-    Intensified worldwide sales through both direct and indirect channels:
     Concurrent with the creation of the IBUs to focus development efforts, SAP formed dedicated sales and service teams specifically to support its industry strategy. These teams of experts liaise closely with customers to tailor the industry solutions even more tightly to client needs and prepare them for faster market launch. In 1998, SAP won nearly 800 new customers through indirect sales, doubling the figure from the prior year.

- Impressive growth in R/3 installations: As of the beginning of the 1999, 850 new R/3 installations successfully went live, a testament to the high degree of stability of SAP products and underlining SAP's ability to complete a large number of implementation projects efficiently and on schedule. Roughly 4,000 customer installations successfully transitioned to the euro, enabling them to invoice in both local currencies and the new euro. In addition, on January 3 all nine state central banks in the Federal Republic of Germany converted both their transaction currencies and their local currencies to euros without any problems. They were the first SAP users to do so.

- New York Stock Exchange listing: SAP stocks were quoted on the Big Board and began trading for the first time on August 3, 1998. This was one of the most prominent listings in the over 200-year history of the New York Stock Exchange.

- Record number of attendees at international user conferences: SAP again attracted huge numbers of customers, prospects and partners to its international SAPPHIRE events, setting new records with over 15,000 attendees in Los Angeles and over 8,000 participants in Madrid, the two largest events in 1998. The other regional SAPPHIREs in Yokohama and Melbourne were equally successful. Users' overwhelming response demonstrates the exceptionally high levels of acceptance of SAP products and further illustrates the long-term relationships SAP enjoys with its customers.

1998 PRELIMINARY RESULTS

--------------------------------------------------------------------------------
                                     1998 US$*    1998 DM     1997 DM   % Change
--------------------------------------------------------------------------------
Revenues (mil)                         5,052       8,472       6,017      + 41
--------------------------------------------------------------------------------
Income before taxes (mil)              1,145       1,920       1,667      + 15
--------------------------------------------------------------------------------
Net profit (mil)                         627       1,052         924      + 14
--------------------------------------------------------------------------------
Earnings per share                      6.00       10.07        8.87      + 14
--------------------------------------------------------------------------------
Headcount average for year                        17,323      11,558      + 50
--------------------------------------------------------------------------------

* US dollar equivalents are provided for reader convenience at the December 31, 1998 exchange rate of US $1 = DM 1.6770.


Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the company are intended to identify such forward-looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the company's future financial results are discussed more fully in the company's most recently filed Form 20-F and Form F-1 as filed with the Securities and Exchange Commission on June 22, 1998.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #
                               (Tables to follow)

1998 REVENUES BY QUARTER (IN DM MILLIONS)

--------------------------------------------------------------------------------
                                  Q1 1998   Q2 1998   Q3 1998   Q4 1998     1998
--------------------------------------------------------------------------------
TOTAL REVENUES                      1,682     2,175     2,021     2,594    8,472
--------------------------------------------------------------------------------
Product revenues                    1,065     1,396     1,180     1,623    5,264
--------------------------------------------------------------------------------
Consulting revenues                   408       513       559       713    2,193
--------------------------------------------------------------------------------
Training revenues                     197       229       233       234      893
--------------------------------------------------------------------------------
Other revenues                         12        37        49        24      122
--------------------------------------------------------------------------------
PRETAX PROFIT                         311       521       376       712    1,920
--------------------------------------------------------------------------------

FOURTH QUARTER REVENUES COMPARISON 1998/1997 (IN DM MILLIONS)

--------------------------------------------------------------------------------
                                      Q4 1998     Q4 1997    Change     % Change
--------------------------------------------------------------------------------
TOTAL REVENUES                          2,594       2,198       396         + 18
--------------------------------------------------------------------------------
Product revenues                        1,623       1,585        38        +   2
--------------------------------------------------------------------------------
Consulting revenues                       713         412       301         + 73
--------------------------------------------------------------------------------
Training revenues                         234         180        54         + 30
--------------------------------------------------------------------------------
Other revenues                             24          21         3         + 14
--------------------------------------------------------------------------------
PRETAX PROFIT                             712         834     - 122         - 15
--------------------------------------------------------------------------------

EMPLOYEES WORLDWIDE AT YEAR END

--------------------------------------------------------------------------------
                              December 31, 1998    December 31, 1997    % Change
--------------------------------------------------------------------------------
GROUP                                    19,308               12,856        + 50
--------------------------------------------------------------------------------
EMEA                                     10,960                7,485        + 46
--------------------------------------------------------------------------------
  - Germany                               7,580                5,516        + 37
--------------------------------------------------------------------------------
Americas                                  5,984                3,785        + 58
--------------------------------------------------------------------------------
APA                                       2,364                1,586        + 49
--------------------------------------------------------------------------------
RESEARCH & DEVELOPMENT                    4,818                2,876        + 68
--------------------------------------------------------------------------------
SERVICE                                   9,570                6,557        + 46
--------------------------------------------------------------------------------
SALES/MARKETING                           3,503                2,423        + 45
--------------------------------------------------------------------------------

SAP AG
PRELIMINARY INCOME STATEMENT - YEAR
(IN DM MILLIONS)

                                                          YEAR ENDED DECEMBER 31
                                                           1998           1997
                                                          ---------------------
SALES REVENUES                                             8,472          6,017
Increase in inventories of finished
  goods and work-in process                                   20              3
Other operating income                                       168             80
                                                          ---------------------
                                                           8,660          6,100
Supplies and purchased goods                                 (24)           (16)
Purchased services                                        (1,139)          (590)
                                                          ---------------------
COST OF MATERIALS                                         (1,163)          (606)

Personnel expenses                                        (3,046)        (2,075)
Depreciation and amortization                               (272)          (195)
Other operating expenses                                  (2,286)        (1,612)
OPERATING EXPENSES                                        (5,604)        (3,882)
                                                          ---------------------
OPERATING RESULT                                           1,893          1,612

Income from investments                                      (31)             4
Income from marketable securities
  and loans of financial assets                                1              1
Write-down of financial assets                                (4)            (3)
Net interest income                                           61             53
                                                          ---------------------
RESULT FROM ORDINARY OPERATIONS                            1,920          1,667

Taxes on income                                             (823)          (709)
Other taxes                                                  (45)           (33)
TOTAL TAXES                                                 (868)          (742)
                                                          ---------------------
NET INCOME                                                 1,052            925


SAP AG
PRELIMINARY INCOME STATEMENT - FOURTH QUARTER
(IN DM MILLIONS)

                                                        3 MONTHS ENDED DECEMBER 31
                                                           1998           1997
                                                          ---------------------
SALES REVENUES                                             2,594          2,198
Increase in inventories of finished
  goods and work-in process                                   (6)             1
Other operating income                                        30             25
                                                          ---------------------
                                                           2,618          2,224
Supplies and purchased goods                                  (8)            (4)
Purchased services                                          (414)          (193)
                                                          ---------------------
COST OF MATERIALS                                           (422)          (197)

Personnel expenses                                          (781)          (604)
Depreciation and amortization                                (82)           (54)
Other operating expenses                                    (599)          (550)
OPERATING EXPENSES                                        (1,462)        (1,208)
                                                          ---------------------
OPERATING RESULT                                             734            819

Income from investments                                      (33)             1
Income from marketable securities
  and loans of financial assets                                0              0
Write-down of financial assets                                (3)            (2)
Net interest income                                          (14)            16
                                                          ---------------------
RESULT FROM ORDINARY OPERATIONS                              712            834

SAP GROUP
PRELIMINARY BALANCE SHEET
(IN DM MILLIONS)


                                                            YEAR ENDED DECEMBER 31
                                                              1998         1997
                                                              ------------------
ASSETS

     Intangible assets                                          153           81
     Tangible fixed assets                                    1,262          853
     Financial assets                                           244          228

     FIXED ASSETS                                             1,659        1,162

     Accounts receivable and other assets                     3,191        2,617
     Cash and cash equivalents, marketable
     securities                                               1,311        1,164


     CURRENT ASSETS                                           4,502        3,781

     DEFERRED TAXES                                              85           90

     PREPAID EXPENSES AND DEFERRED CHARGES                       40           37


     TOTAL ASSETS                                             6,286        5,070

SHAREHOLDERS' EQUITY AND LIABILITIES

     SHAREHOLDERS' EQUITY                                     3,760        3,062

     RESERVES                                                 1,318        1,162

     OTHER LIABILITIES                                        1,092          819

     DEFERRED INCOME                                            116           27

     TOTAL SHAREHOLDERS' EQUITY
     AND LIABILITIES                                          6,286        5,070

Note: Figures are reported under German accounting principles. The impact of US GAAP reconciliation on SAP's revenue and profits are now expected to be less than originally announced. It is now expected that US GAAP reconciliation will negatively impact revenue figures by less than 1% and net income figures by 1% - 2%.